Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-         ) and related prospectus of CNL Retirement Properties, Inc. for the registration of 30,000,000 shares of its common stock and to the incorporation by reference therein of our report dated March 2, 2004, except for Note 5, as to which the date is April 30, 2004, with respect to the combined statement of certain revenues and certain expenses of the Medical Office Properties Twenty-Two Properties (a group of related properties acquired by CNL Retirement Properties, Inc.), included in CNL Retirement Properties, Inc.'s Current Report on Form 8-K/A dated March 31, 2004 and filed with the Securities and Exchange Commission on July 6, 2004.

/s/ Ernst & Young LLP

McLean, Virginia

November 29, 2005